Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

February 2, 2018

VIA EDGAR

Jeffrey Gabor

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	My Cloudz, Inc. Current Report on Form 8-K Filed October 10, 2017 File No. 000-55852

Dear Mr. Gabor:

We respectfully hereby submit the information in this letter, on behalf of our client, My Cloudz, Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 21, 2018. The Company filed Amendment No. 2 to the Current Report on Form 8-K on February 2, 2018.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.

Form 8-K

Business Description, page 5

1. We note your response to comments 4 and 11. Please revise your disclosure to disclose that Mr. Long provided the formulation(s) at no charge to the company. Additionally, your disclosure on page 5 indicates that you had a verbal agreement with Mr. Long. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10) of Regulation S-K. Please file the written description of the oral contract as an exhibit. Alternatively, advise us on the basis for your belief that the written description of the oral contract is not required to be filed as an exhibit. For guidance refer to Compliance and Disclosure Interpretations Regulation S-K Question 146.04.

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Response: The Company has added a description of a verbal agreement with Darren Long as Exhibit 10.2 to the Form 8-K.

Intellectual Property, page 6

2. We note your response to prior comment 5. Please discuss any legal limitations on your ability to enforce the protection of your intellectual property due to federal and state laws prohibiting the production and sale of CBD.

Response: The Company has made the requested disclosure on page 7.

Government Regulation and Approvals, page 7

3. We note your response to prior comment 6 and note the added risk factor "We could be found to be violating laws related to cannabis." Please clearly describe why you may be found in violation of the United States Federal Controlled Substance Act in connection with the sale of your products and clearly explain whether your CBD products are considered by the Drug Enforcement Administration to be Schedule I controlled substances. Please also highlight in the header for this risk factor that violating laws related to cannabis may result in your ceasing operations.

Response: The Company has revised its disclosure on page 10 in response to this comment.

Item 9.01 Financial Statements and Exhibits, page 29

4. We acknowledge your response to prior comment 10 in which you indicate that the "Company did not change its independent accountants, and as such has not filed any disclosure under Item 4.01 regarding the same." Please tell us whether this means, as of the October 10, 2017 filing date of the Item 2.01 Form 8-K, you decided that PLS CPA, A Professional Corp. will be the successor auditor for periods that include the October 9, 2017 Share Exchange Agreement. If true, amend the Form 8-K to include disclosures required by Item 304 of Regulation S-K to effect the termination of Fruci & Associates ll, PLLC and the engagement of PLS CPA, A Professional Corp. Alternatively, if this means that a decision has not been made as to which accountant will continue as the successor auditor, . confirm that you will file an Item 4.01 of Form 8-K and will provide all of the disclosures required by Item 304 of Regulation S-K within four business days of the date the decision is made.

Response: On January 19, 2018, the Company filed a current report on Form 8-K disclosing that the Company had dismissed PLS CPA and engaged Fruci & Associates II, PLLC.

Please contact the undersigned with any questions or comments.

Sincerely,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

By:	/s/ Thomas E. Puzzo
Thomas E. Puzzo

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